UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54567/October 4, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12390

In the Matter of	:
	: ORDER MAKING FINDINGS AND
BILOGIC, INC.,	: REVOKING REGISTRATIONS
CORPAS INVESTMENTS, INC.,	: BY DEFAULT AS TO BILOGIC, INC.,
DT SOLUTIONS, INC.,	: CORPAS INVESTMENTS, INC., DT
GLOBAL A, INC.,	: SOLUTIONS, INC., GLOBAL A, INC.,
PAVING STONE CORP.,	: PAVING STONE CORP., AND
WASTECH, INC., and	: WEBCATALYST, INC.
WEBCATALYST, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 9, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On various dates during August 2006, the OIP was properly served on all seven Respondents. See Orders dated August 25 and September 18, 2006.

Five of the seven Respondents, namely, Bilogic, Inc. (Bilogic), Corpas Investments, Inc. (Corpas), Global A, Inc. (Global A), Paving Stone Corp. (Paving Stone), and Webcatalyst, Inc. (Webcatalyst), failed to file Answers to the OIP within the time allowed. On September 18, 2006, I ordered those five Respondents to show cause by September 27, 2006, why they should not be held in default and why the registrations of their securities with the Commission should not be revoked. As of today, those five Respondents have failed to file Answers to the OIP and failed to respond to the show cause order.

The other two Respondents, DT Solutions, Inc. (DT Solutions), and Wastech, Inc. (Wastech), did file timely Answers to the OIP. However, on October 3, 2006, DT Solutions amended its Answer by stating that it would accept a default and not contest the revocation of the registration of its equity securities.

Accordingly, six of the seven Respondents are in default for failing to file an Answer to the OIP or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to those six Respondents.

Bilogic (CIK No. 1119687) is a void Delaware corporation located in Charleston, South Carolina, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Bilogic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001. Bilogic's stock is not publicly quoted or traded.

Corpas (CIK No. 1085781), now known as Corpas Holdings, Inc., is a suspended Oklahoma corporation located in Atlanta, Georgia, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Corpas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001. The chief executive officer of Corpas has served as counsel or escrow agent for all of Corpas's co-respondents. As of August 1, 2006, Corpas's common stock (symbol CPHG) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

DT Solutions (CIK No. 1117369) is a void Delaware corporation located in Atlanta, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). DT Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001. DT Solutions' stock is not publicly quoted or traded.

Global A (CIK No. 824768) is a void Delaware corporation located in Tucker, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Global A is delinquent in its periodic filings with the Commission, having not filed any periodic reports since filing its Form 10-QSB for the period ended September 30, 1998. Global A's stock is not publicly quoted or traded.

Paving Stone (CIK No. 1109749), formerly known as Royal Acquisition, Inc. (CIK No. 1100517), is a defaulted Nevada corporation located in Coral Springs, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Paving Stone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003. As of August 1, 2006, Paving Stone's common stock (symbol PVNG) was quoted on the Pink Sheets, had eleven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Webcatalyst (CIK No. 1047551) is a Georgia corporation located in Norcross, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Webcatalyst is delinquent in its periodic filings with the Commission, having not filed any periodic reports since filing its Form 10-QSB for the period ended September 30, 2000. As of August 1, 2006, Webcatalyst's stock (symbol WBCL) was traded on the over-the-counter markets.

The six defaulting Respondents are delinquent in their periodic filings with the Commission, having repeatedly failed to meet their obligations to file timely periodic reports, and either failed to heed delinquency letters sent to their last known addresses by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or failed to furnish the Commission with a current address, as required by Commission rules.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

By failing to file required periodic reports while their securities were registered with the Commission, the six defaulting Respondents have violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of the six defaulting Respondents.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Bilogic, Inc., Corpas Investments, Inc., DT Solutions, Inc., Global A, Inc., Paving Stone Corp., and Webcatalyst, Inc., are hereby revoked.

IT IS FURTHER ORDERED THAT the proceeding shall continue as to Respondent Wastech, Inc.

_____
James T. Kelly
Administrative Law Judge